                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 5)(1)

                              Methanex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Shares, without nominal or par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59151K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Jack S. Mustoe                          Alan Talkington
     Senior Vice President, Legal         Orrick, Herrington & Sutcliffe LLP
      NOVA Chemicals Corporation                  400 Sansome Street
        645 Seventh Avenue S.W.                San Francisco, CA  94111
    Calgary, Alberta Canada T2P 4G8                 (415) 773-5762
           (403) 290-7636
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                              (Page 1 of 14 Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------                         --------------------------
     CUSIP NO. 59151K108               13D                PAGE 2 OF 14 PAGES
-----------------------------                         --------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 NOVA Chemicals Corporation

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                 WC, AF, BK, OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Alberta, Canada
--------------------------------------------------------------------------------
 NUMBER OF        7  SOLE VOTING POWER                 22,880,575
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER               24,066,301
 OWNED BY
               -----------------------------------------------------------------
   EACH           9  SOLE DISPOSITIVE POWER            22,880,575
 REPORTNG
               -----------------------------------------------------------------
PERSON WITH      10  SHARED DISPOSITIVE POWER          24,066,301

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 46,946,876

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 27.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                 CO

--------------------------------------------------------------------------------

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 3 OF 14 PAGES
-----------------------------                         --------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 NOVA Petrochemicals Ltd.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                 AF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Alberta, Canada

--------------------------------------------------------------------------------
    NUMBER OF           7  SOLE VOTING POWER               0
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY          8  SHARED VOTING POWER             24,066,301
    OWNED BY
                    ------------------------------------------------------------
      EACH              9  SOLE DISPOSITIVE POWER          0
    REPORTNG
                    ------------------------------------------------------------
  PERSON WITH          10  SHARED DISPOSITIVE POWER        24,066,301

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 24,066,301

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    / /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.9% (See Item 5)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                 HC

--------------------------------------------------------------------------------

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 4 OF 14 PAGES
-----------------------------                         --------------------------


                  On July 2, 1998, NOVA Corporation, an Alberta, Canada corporation and the parent of NOVA Chemicals Ltd. (formerly Novacor Chemicals Ltd.) ("NCL") and the indirect parent of NOVA Petrochemicals Ltd. (formerly Novacor Petrochemicals Ltd.), merged with TransCanada PipeLines Limited ("TransCanada") and the commodity chemicals business carried on by NOVA Corporation was split off as a separate public company (the "Arrangement"). On December 31, 1998, NCL changed its name to NOVA Chemicals Corporation. Effective January 1, 1999 and pursuant to Section 178 of the BUSINESS CORPORATIONS ACT (Alberta), NCL was amalgamated with and into NOVA Corporation and the resulting corporation adopted the name NOVA Chemicals Corporation ("NOVA"). NOVA continues to conduct the commodity chemicals business through its affiliates. TransCanada conducts the energy services business formerly carried on by TransCanada, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd. This amendment to the single joint statement of NOVA Chemicals Corporation and NOVA Petrochemicals Ltd. on Schedule 13D, in accordance with Regulation S-T, restates the text of this Schedule 13D.

ITEM 1.       SECURITY AND ISSUER.

                  This Statement relates to the Common Shares, without nominal or par value (the "Shares"), of Methanex Corporation, a corporation organized under the laws of Canada (the "Corporation"). The address of the principal executive office of the Corporation is 1000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V63 2E9.

ITEM 2.       IDENTITY AND BACKGROUND.

                  (a, b, c and f) This Statement is being filed by (i) NOVA, an Alberta, Canada, corporation, the principal business of which is the manufacturing and marketing of commodity chemicals and (ii) NOVA Petrochemicals Ltd. ("NPL"), which is a holding company, the principal business of which, through its operating subsidiaries, is the manufacturing and marketing of commodity chemicals. The principal office of each of NOVA and NPL is 645 Seventh Avenue S.W., Calgary, Alberta T2P 4G8 Canada. NPL is a wholly owned subsidiary of NOVA.

                  Schedules I and II hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of NOVA and NPL, respectively.

                  (d and e) During the last five years, none of NOVA, NPL or any of the persons listed on Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 5 OF 14 PAGES
-----------------------------                         --------------------------


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Asset Purchase Agreement dated December 8, 1993, as amended by an amendment dated January 14, 1994 (the "Asset Purchase Agreement"), among the Corporation, Methanex Inc., a Nevada corporation and an indirect wholly-owned subsidiary of the Corporation ("MX Inc."), NCL and Novacor Chemicals Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NCL ("NCI"), on January 14, 1994 (a) NCL sold to the Corporation substantially all of its assets pertaining to the production, distribution, sale and purchase of methanol (the "Methanol Business") and NCI sold to MX Inc. certain of its agreements and arrangements pertaining to the Methanol Business in the United States. In consideration therefor, the Corporation issued 22,880,575 of its Shares to NCL and MX Inc. paid NCI cash in the amount of Cdn.$1,328,603.

                  Pursuant to a Subscription and Registration Rights Agreement dated December 8, 1993, as amended by an amendment dated January 14, 1994 (the "Subscription Agreement"), among the Corporation, NCL and NPL, on January 14, 1994, NPL purchased 2,119,425 Shares from the Corporation for Cdn.$23,578,603 in cash, simultaneous with the closing of the transactions contemplated in the Asset Purchase Agreement. The Corporation agreed to register the 2,119,425 Shares issued under the Subscription Agreement and the 22,880,575 Shares issued under the Asset Purchase Agreement, as well as any other Shares owned by NCL or its affiliates, from time to time at NCL's discretion, so that such Shares can be sold publicly in Canada or, in certain circumstances, in the United States using the multijurisdictional disclosure system.

                  In the Subscription Agreement, the Corporation also granted NCL an option to purchase that number of additional voting securities of the Corporation (the "Voting Securities") as are then required: (i) to maintain the then current aggregate percentage ownership of Voting Securities held by NCL and its affiliates, calculated on a fully diluted basis; and (ii) to maintain the then current aggregate percentage rights of NCL and its affiliates to vote for the election of members of the Corporation's board of directors. On any exercise of the option, the price to be paid by NCL or its affiliates shall be the lowest price at which the Corporation offers the securities to other purchasers of such securities and the consideration shall be payable in cash regardless of the form of consideration payable by such other purchasers. The option expires when NCL and its affiliates no longer hold at least an aggregate of 5% of the outstanding Shares.

                  Pursuant to a Stock Purchase Agreement dated January 14, 1994 (the "MG Agreement") between NPL and Metallgesellschaft Corp. ("MG"), reflecting a terms sheet dated December 9, 1993 (the "MG Terms Sheet"), on January 14, 1994, NPL purchased from MG 6,443,000 of the Shares for an aggregate purchase price of $49,997,680. NPL's acquisition of the MG Shares occurred concurrently with the transactions contemplated by the Asset Purchase Agreement and the Subscription Agreement. In connection with the MG Terms Sheet, MG and NCL have entered into a letter agreement dated January 14, 1994 (the "MG Letter"), providing that, for so long as MG and certain specified affiliates own at least 4,000,000 Shares, MG will give NCL a first opportunity to acquire 10,573,762 Shares beneficially owned by MG and MG Methanol Corp. and registered in the nominee name of Smith Barney Shearson Inc. for the account of Lehman Brothers Inc. if MG or MG Methanol Corp. intends to sell any such Shares.

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 6 OF 14 PAGES
-----------------------------                         --------------------------

                  Pursuant to an Agency Agreement dated as of December 9, 1993 (the "Agency Agreement") (confirming a term sheet dated December 9, 1993 (the "FC Term Sheet") between Fletcher Challenge and its subsidiary, 165109 Canada Inc. (together, "FC"), and Gordon Capital Corporation et al. ("Gordon") and between NOVA and Gordon) among Gordon Capital Corporation, RBC Dominion Securities, Burns Fry Limited, FC, the Corporation and NPL, on December 30, 1993, NPL purchased from FC 15,503,876 Shares for a total purchase price of Cdn.$166,666,667, of which Cdn.$62,015,504 was paid upon closing, Cdn.$54,263,566 on December 30, 1994, and Cdn.$50,387,597 on December 29, 1995.
The closing of the transaction contemplated by the Agency Agreement occurred on December 30, 1993, simultaneously with the closing of the public offering by FC and MG of 58,645,976 and 1,200,000 Shares, respectively, for an aggregate purchase price of Cdn.$643,344,242 payable on an installment basis.

                  The first installment of funds to acquire the Shares under the Agency Agreement were obtained in full from the proceeds of borrowing on December 30, 1993 under NOVA's commercial paper program. The December 30, 1994 and the December 29, 1995 installments were drawn on lines of credit and further paid down by working capital.

                  Funds to acquire the Shares under the Subscription Agreement and the MG Agreement were obtained in part from borrowings under a credit facility (the "NCL Credit Facility") between NCL and the six largest Canadian chartered banks (Toronto Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Nova Scotia, Bank of Montreal, Royal Bank of Canada and National Bank of Canada) and from proceeds from the sale of Novalta Resources Inc. to Seagull Energy Corporation in January 1994.

                  In a letter agreement dated December 9, 1993 (the "Differential Letter Agreement") with 165109 Canada Inc., NOVA agreed to pay to 165109 Canada Inc. an amount (not to exceed Cdn.$26,465,529) equal to the product of (i) the number of Shares specified by 165109 Canada Inc. (not to exceed an aggregate of 8,000,000) times (ii) the excess of the market price (as defined in the Differential Letter Agreement) for the Shares as of the date of the notice over Cdn.$11.00. Such a notice could be given from time to time through and including March 31, 1995. NOVA assigned its obligations under the Differential Letter Agreement to NPL. On May 5, 1994, NPL paid Cdn.$26,465,529 in cash to 165109 Canada Inc. in satisfaction of its obligations under the Differential Letter Agreement. Such payment was funded by a loan to NPL from NCL, which was funded by a borrowing under the NCL Credit Facility.

                  The Asset Purchase Agreement, the Subscription Agreement, the MG Agreement and the Agency Agreement are collectively referred to as the "Purchase Agreements".

ITEM 4.       PURPOSE OF TRANSACTION.

                  NOVA holds the Shares for investment purposes. NOVA continually reviews its own strategic objectives together with the Corporation's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, NOVA will continue to consider various alternative

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 7 OF 14 PAGES
-----------------------------                         --------------------------

courses of action, which could include purchasing additional Shares, or selling some or all of the Shares.

                  Three directors or officers of NOVA Chemicals Corporation were elected to the Corporation's Board of Directors: Jeffrey M. Lipton, Daniel W. Boivin and A. Terry Poole. There is no agreement by the Corporation or MG specifically granting to NOVA the right to designate in the future any directors to serve on the Corporation's Board of Directors.

                  Other than as discussed above and in Item 3, NOVA has no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Corporation or the disposition of securities of the Corporation; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (iv) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (v) any material change in the present capitalization or dividend policy of the Corporation; (vi) any other material change in the Corporation's business or corporate structure; (vii) changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (viii) causing a class of the Corporation's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Corporation's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

                  (a) NOVA is the beneficial owner of 22,880,575 Shares issued pursuant to the Asset Purchase Agreement, constituting approximately 13.2% of the outstanding Shares (based on the Corporation's Interim Report for the three months ended June 30, 1999 in which the Corporation reported that 173,136,748 common shares were outstanding), after giving effect to the issuance of the Shares pursuant to the Purchase Agreements and assuming no other change in the outstanding Shares.

                  NPL is the beneficial owner of 24,066,301 Shares as a result of the consummation of the transactions described in the Agency Agreement, the Subscription Agreement and the MG Agreement. NPL holds shared voting and dispositive power with NOVA as to such Shares, constituting approximately 13.9% of the outstanding Shares (based on the Corporation's Interim Report for the three months ended June 30, 1999), after giving effect to the transactions contemplated by the Purchase Agreements and assuming no other change in the outstanding Shares.

                  As a result of the consummation of all of the referenced transactions, NOVA holds shared voting and dispositive power as to 46,946,876 Shares, constituting approximately 27.1% of the outstanding Shares (based on the Corporation's Interim Report for the three months

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 8 OF 14 PAGES
-----------------------------                         --------------------------

ended June 30, 1999), after giving effect to the transactions contemplated by the Purchase Agreements and assuming no other change in the outstanding Shares.

                  To the knowledge of NOVA and NPL, only the following persons listed on Schedules I and II own any of the Corporation's Shares:

                   Name                          Number of Shares
                   ----                          ----------------
            Daniel W. Boivin                           6,000
            Jeffrey M. Lipton                         38,800
            A. Terence Poole                          35,000


                  (b) By virtue of its ownership of all of the stock of NPL, NOVA may be deemed to share with NPL the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares owned by NPL.

                  (c)      None.

                  (d-e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described in Items 2, 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among NOVA and NPL, between such entities and the persons listed on Schedule I or between NOVA or NPL and any person with respect to any securities of the Corporation. To the knowledge of NOVA and NPL, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons listed on Schedules I and II or between such persons and any person with respect to any securities of the Corporation.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

1. Asset Purchase Agreement dated the 8th day of December, 1993, among the Corporation, NCL and NCI.*

2. Subscription and Registration Rights Agreement dated the 8th day of December, 1993, among the Corporation and NCL.*

3.   MG Term Sheet, dated December 9, 1993, between NCL and MG.*

4. FC Term Sheet, dated December 9, 1993, between FC and Gordon and between NOVA and Gordon.*

5.   Differential Letter Agreement, dated December 9, 1993, between NOVA and
     FC.*

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                  PAGE 9 OF 14 PAGES
-----------------------------                         --------------------------

6. Agency Agreement, dated as of December 9, 1993, between Gordon Capital Corporation, RBC Dominion Securities, Burns Fry Limited, FC, the Corporation and NPL.*

7. Instalment Receipt and Pledge Agreement dated December 30, 1993 by and between the Corporation, 165109 Canada Inc., Metallgesellschaft Corp., Gordon Capital Corporation, RBC Dominion Securities Inc., Scotia McLeod Inc., Burns Fry Limited, Wood Gundy Inc., Bunting Warburg Inc., Nesbitt Thomson Inc., Midland Walwyn Capital Inc. First Marathon Securities Limited, Toronto Dominion Securities Inc., Sanwa McCarthy Securities, Limited, Trilon Securities Corporation, NPL, The R-M Trust Company and 2984717 Canada Inc.*

8.   Amendment dated January 14, 1994 to the Asset Purchase Agreement.*

9. Amendment dated January 14, 1994 to the Subscription and Registration Rights Agreement.*

10.  MG Agreement dated January 14, 1994 between NPL and MG.*

11.  MG Letter dated January 14, 1994 between NCL and MG.*

---------------------
*  Previously filed

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                 PAGE 10 OF 14 PAGES
-----------------------------                         --------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


         Dated:  September 15, 1999
                                         NOVA Chemicals Corporation



                                         By  /s/  Jack S. Mustoe
                                            -------------------------------
                                         Name:    Jack S. Mustoe
                                         Title:   Sr. Vice President, Legal


                                         NOVA Petrochemicals Ltd.



                                         By  /s/  Jack S. Mustoe
                                            -------------------------------
                                         Name:    Jack S. Mustoe
                                         Title:   Sr. Vice President, Legal

-----------------------------                         --------------------------
     CUSIP NO. 59151K108              13D                 PAGE 11 OF 14 PAGES
-----------------------------                         --------------------------

                                  EXHIBIT INDEX
                                                                    SEQUENTIALLY
EXHIBIT                                                            NUMBERED PAGE
-------                                                            -------------

1.   Asset Purchase Agreement dated the 8th day of December,
     1993, among the Corporation, NCL and NCI.*

2.   Subscription and Registration Rights Agreement dated the
     8th day of December, 1993, among the Corporation and NCL.*

3.   MG Term Sheet, dated December 9, 1993, between NCL and MG.*

4.   FC Term Sheet, dated December 9, 1993, between FC and
     Gordon and between NOVA and Gordon.*

5. Differential Letter Agreement, dated December 9, 1993, between NOVA and FC.*

6.   Agency Agreement, dated as of December 9, 1993, between
     Gordon Capital Corporation, RBC Dominion Securities,
     Burns Fry Limited, FC, the Corporation and NPL.*

7. Instalment Receipt and Pledge Agreement dated December 30, 1993 by and between the Corporation, 165109 Canada Inc., Metallgesellschaft Corp., Gordon Capital Corporation,
     RBC Dominion Securities Inc., Scotia McLeod Inc., Burns Fry Limited, Wood Gundy Inc., Bunting Warburg Inc., Nesbitt Thomson Inc., Midland Walwyn Capital Inc. First Marathon Securities Limited, Toronto Dominion Securities Inc., Sanwa McCarthy Securities, Limited, Trilon Securities Corporation, NPL, The R-M Trust Company and 2984717 Canada Inc.*

8.   Amendment dated January 14, 1994 to the Asset Purchase
     Agreement.*

9.   Amendment dated January 14, 1994 to the Subscription and
     Registration Rights Agreement.*

10.  MG Agreement dated January 14, 1994 between NPL and MG.*

11.  MG Letter dated January 14, 1994 between NCL and MG.*

---------------------
*  Previously filed

                                   SCHEDULE I

    Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Chemicals Corporation.

-----------------------------------------------------------------------------------------------------------------------------------
                        OFFICER/
NAME                    DIRECTOR   CITIZENSHIP  PRINCIPAL OCCUPATION    NAME AND ADDRESS OF EMPLOYER     BUSINESS OF EMPLOYER
-----------------------------------------------------------------------------------------------------------------------------------
Dr. F. Peter Boer       Director   U.S.         President and Chief     Tiger Scientific, Inc.           Science and
                                                Executive Officer of    47 Country Road South            technology,
                                                Tiger Scientific, Inc.  Village of Golf, Florida  33436  consulting and
                                                                        U.S.A.                           investments
-----------------------------------------------------------------------------------------------------------------------------------
Robert E. Dineen. Jr.   Director   U.S.         Partner of Shearman &   Shearman & Sterling              Attorneys-at-Law
                                                Sterling                566 Lexington Avenue
                                                                        New York. N.Y.  10022
                                                                        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
L. Yves Fortier,        Director   Canadian     Chairman and Senior     Ogilvy Renault                   Barristers and
   C.C., Q.C.                                   Partner of Ogilvy       1981 McGill College Avenue,      Solicitors
                                                Renault                 Suite 1200
                                                                        Montreal, PQ
                                                                        H3A 3C1
-----------------------------------------------------------------------------------------------------------------------------------
Kerry L. Hawkins        Director   Canadian     President of Cargill    Cargill Limited                  Grain handlers
                                                Limited                 Box 5900                         and merchants,
                                                                        300, 240 Graham Avenue           transporters and
                                                                        Winnipeg, MB                     processors of agricultural
                                                                        R3C 4C5                          products
-----------------------------------------------------------------------------------------------------------------------------------
Jeffrey M. Lipton       Director/  U.S.         President and Chief     NOVA Chemicals Corporation       See Item 2
                        Officer                 Executive Officer of    2300 - 645 7th Avenue S.W.
                                                NOVA Chemicals          Calgary, Alberta
                                                Corporation             T2P 4G8
-----------------------------------------------------------------------------------------------------------------------------------
Gerald J. Maier         Director   Canadian     Chairman Emeritus of    TransCanada PipeLines Limited    Energy services
                                                TransCanada PipeLines   3400, 237 Fourth Avenue S.W.
                                                and Vice Chairman of    Calgary, Alberta
                                                NOVA Chemicals          T2P 5A4
                                                Corporation
-----------------------------------------------------------------------------------------------------------------------------------
James M. Edward (Ted)   Director   Canadian     Chairman of NOVA        Newall and Associates            Consulting
    Newall O.C.                                 Chemicals Corporation   2015, 855 - 2nd Street S.W.
                                                                        Calgary, Alberta
                                                                        T2P 4J8
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Nicholas Pappas     Director   U.S.         President and Chief     BioTraces, Inc.                  Environmental Consulting
                                                Executive Officer of    606 Swallow Hollow Road
                                                BioTraces, Inc.         Centerville, Delaware  19807
                                                                        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
Robert L. Pierce, Q.C.  Director   U.S.         Chairman and Chief      Foothills Pipe Line Ltd.         Pipeline transportation
                                                Executive Officer of    c/o 33rd Floor, X
                                                Foothills Pipe Lines    Suite 1200
                                                Ltd.                    Calgary, Alberta
                                                                        T2P
-----------------------------------------------------------------------------------------------------------------------------------


                                        1


------------------------------------------------------------------------------------------------------------------------------------
                        OFFICER/
NAME                    DIRECTOR   CITIZENSHIP  PRINCIPAL OCCUPATION      NAME AND ADDRESS OF EMPLOYER         BUSINESS OF EMPLOYER
------------------------------------------------------------------------------------------------------------------------------------
Janice G. Rennie,       Director   Canadian     President of Research     Research Technology Management Inc.  Technology
F.C.A.                                          Technology Management     720 University Extension Centre      Consulting
                                                Inc.                      8303 - 112 Street
                                                                          Edmonton, Alberta
                                                                          T6G 1K4
------------------------------------------------------------------------------------------------------------------------------------
Joseph D. Thompson      Director   Canadian     Chairman of PCL           PCL Construction Group Inc.          General
                                                Construction Group        5410 - 99th Street                   construction
                                                Inc.                      Edmonton, Alberta                    contractors
                                                                          T6E 3P4
------------------------------------------------------------------------------------------------------------------------------------
Daniel W. Boivin        Officer    Canadian     President, Olefins/       NOVA Chemicals Corporation           See Item 2
                                                Polyolefins and           2300 - 645 7th Avenue S.W.
                                                Senior Vice President     Calgary, Alberta
                                                of NOVA Chemicals         T2P 4G8
                                                Corporation
------------------------------------------------------------------------------------------------------------------------------------
Wes W. Lucas            Officer    U.S.         President, Styrenics      NOVA Chemicals Coporation            See Item 2
                                                and Senior Vice           400 Frankfort Road
                                                President of NOVA         Monaca, Pennsylvania
                                                Chemicals Corporation     15061
------------------------------------------------------------------------------------------------------------------------------------
Wayne E. Lunt           Officer    Canadian     Senior Vice President     NOVA Chemicals Corporation           See Item 2
                                                and Chief Financial       2300 - 645 7th Avenue S.W.
                                                Officer of NOVA           Calgary, Alberta
                                                Chemicals Corporation     T2P 4G8
------------------------------------------------------------------------------------------------------------------------------------
Lawrence A. MacDonald   Officer    Canadian     Senior Vice President,    NOVA Chemicals Corporation           See Item 2
                                                Manufacturing East of     2300 - 645 7th Avenue S.W.
                                                NOVA Chemicals            Calgary, Alberta
                                                Corporation               T2P 4G8
------------------------------------------------------------------------------------------------------------------------------------
Jack S. Mustoe          Officer    Canadian     Senior Vice President,    NOVA Chemicals Corporation           See Item 2
                                                Legal and General         2300 - 645 7th Avenue S.W.
                                                Counsel of NOVA           Calgary, Alberta
                                                Chemicals Corporation     T2P 4G8
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Sheila H. O'Brien       Officer    Canadian     Senior Vice President,    NOVA Chemicals Corporation           See Item 2
                                                Human Resources, Public   2300 - 645 7th Avenue S.W.
                                                Affairs and Investor      Calgary, Alberta
                                                Relations of NOVA         T2P 4G8
                                                Chemicals Corporation
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A. Terence Poole        Officer    Canadian     Executive Vice            NOVA Chemicals Corporation           See Item 2
                                                President, Finance and    2300 - 645 7th Avenue S.W.
                                                Strategy of NOVA          Calgary, Alberta
                                                Chemicals Corporation     T2P 4G8
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Dale H. Spiess          Officer    U.S.         Senior Vice President,    NOVA Chemicals Corporation           See Item 2
                                                Polyethylene Sales and    200 Cliffmine Road
                                                Marketing of NOVA         Monaca, Pennsylvania
                                                Chemicals Corporation     15061
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John L. Wheeler         Officer    U.S.         Chief Information         NOVA Chemicals Corporation           See Item 2
                                                Officer of NOVA           2300 - 645 7th Avenue S.W.
                                                Chemicals Corporation     Calgary, Alberta
                                                                          T2P 4G8
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

                                   SCHEDULE II

Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Petrochemicals Ltd.

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                        OFFICER/
NAME                    DIRECTOR   CITIZENSHIP  PRINCIPAL OCCUPATION    NAME AND ADDRESS OF EMPLOYER     BUSINESS OF EMPLOYER
-----------------------------------------------------------------------------------------------------------------------------------
Daniel W. Boivin        Director/  Canadian     President               NOVA Petrochemicals Ltd.         See Item 2
                        Officer                                         2300 - 645 7th Avenue S.W.
                                                                        Calgary, Alberta
                                                                        T2P 4G8
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Jack S. Mustoe          Director/  Canadian     Senior Vice President   NOVA Petrochemicals Ltd.         See Item 2
                        Officer                 and General Counsel     2300 - 645 7th Avenue S.W.
                                                                        Calgary, Alberta
                                                                        T2P 4G8
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A. Terence Poole        Director/  Canadian     Senior Vice President   NOVA Petrochemicals Ltd.         See Item 2
                        Officer                                         2300 - 645 7th Avenue S.W.
                                                                        Calgary, Alberta
                                                                        T2P 4G8
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